FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                            OKLAHOMA CITY, OK 73102
G.  M.  FULLER  (1920-1999)                              TELEPHONE  405-235-2575
JERRY  TUBB                                              FACSIMILE  405-232-8384
DAVID  POMEROY
TERRY  STOKES
    ------

OF  COUNSEL:
MICHAEL  A.  BICKFORD
THOMAS  J.  KENAN
ROLAND  TAGUE
BRADLEY  D.  AVEY

                                 March 22, 2002





Steven  C.  Duvall,  Assistant  Director
Division  of  Corporation  Finance
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.,  Mail  Stop  0404
Washington,  DC   20549-0404

ATTENTION  SUSAN  REILLY,  SENIOR  ATTORNEY

          Re:     Consortium  Service  Management  Group,  Inc.
                  Amendment  No.  2  to  Form  10-SB  and
                    subsequent  Exchange  Act  filings
                  Commission  File  No.  0-27359

                  Your  comment  letter  of  01-04-02

Dear  Mr.  Duvall:

     In response to your comment letter of January 02, 2002 with regard to the referenced filings, please be advised as follows:

Form  10-KSB  for  the  Period  Ended  12-31-00  and  filed  12-04-01
---------------------------------------------------------------------

Item  1.  Description  of  Business,  page  1
---------------------------------------------

1. The material terms of the agreement with Western Waste Management are now set forth, as is the fact of its rescission, on page 7 in the next-to-last paragraph under "Business of the Company - Anaerobic Farm-Waste Disposal
Equipment."  The  agreement  was  earlier  filed  as  Exhibit  10.6.

Steven C. Duvall                        2                         March 22, 2002



Live  Tissue  Bonding  Equipment,  page  4
------------------------------------------

2. The fourth paragraph of this section now identifies the party that filed the patents and the exhibit number of the agreement that assigns to the registrant the rights to the patents.

3.     The  fifth  and  sixth  paragraphs  of  this  section  have been updated.

Anaerobic  Farm-Waste  Disposal  Equipment,  pages  6  and  7
-------------------------------------------------------------

4.     This paragraph does not need updating.  As written, it is still accurate.

5. The sentence that begins "Of major public relations importance" has been changed to refer to "a reduction of foul odors" rather than "the near total elimination of foul odors." The two sentences that follow provide the explanation for such reduction of foul odors.

6. The last paragraph of this section has been updated and includes the date the application was filed and the status of the application.

Carbon  Dioxide  Separator,  page  8
------------------------------------

7.     All  but  the  first  paragraph  of  this  section  has  been  updated.

Competition  -  Anaerobic  farm  waste  disposal  plants,  page  9
------------------------------------------------------------------

8. The last sentence of this paragraph has been amended to read, "It is our belief that the design now in operation will prove to be. . .". Also, the entire paragraph under "CO2 Separator" has been similarly revised.

Government  Approval  and  Regulations,  page  10
-------------------------------------------------

9.     The  objectionable  sentence  has  been  struck.

10.    The  objectionable  sentence  has  been  struck.

11.     The  objectionable  sentence  has  been  struck.

Cost  of  Compliance  with  Environmental  Laws,  page  11
----------------------------------------------------------

12.     This  section  has  been  rewritten  to  clarify  the  language.

Item  3.  Legal  Proceedings,  page  11
---------------------------------------

13. This paragraph has been revised to disclose the matters raised by the Texas Department of Securities. Also, a new, next-to-last paragraph has been added under "Carbon Dioxide Separator" on page 8.

Steven C. Duvall                        3                         March 22, 2002



Market  for  Common  Equity  and  Related  Stockholder  Matters,  page  12
--------------------------------------------------------------------------

14.     This  section  has  been updated with information obtained from the Pink
Sheets.

Recent  Sales  of  Unregistered  Securities,  page  13
------------------------------------------------------

15.     Footnotes  4  and  5  have  been  corrected.

16. The last four lines in the first table on page 13 under this heading have two footnotes each. One footnote, number 3, is referenced on each line, and the footnote states that the shares were sold to accredited investors in an offering exempt from registration pursuant to Regulation D, Rule 506.

Item  12.  Certain  Relationships  and  Related  Transactions,  page  32
------------------------------------------------------------------------

17. I stand corrected. The persons identified as "parents" control the registrant directly, not through intermediaries. The second paragraph under this heading has been eliminated.


     If you have any questions that might be properly handled by conversing with the undersigned, please do so at my telephone number 405-235-2575, fax number
405-232-8384,  or  e-mail  at  kenan@ftpslaw.com.

                              Sincerely,

                              /s/  Thomas  J.  Kenan
                              -----------------------------------
                              Thomas  J.  Kenan
                              e-mail:  kenan@ftpslaw.com

Enclosure

cc:     Donald  S.  Robbins
        Gordon  Allison
        Gary  Skibicki,  C.P.A.

                         FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                            OKLAHOMA CITY, OK 73102
G.  M.  FULLER  (1920-1999)                              TELEPHONE  405-235-2575
JERRY  TUBB                                              FACSIMILE  405-232-8384
DAVID  POMEROY
TERRY  STOKES
    ------

OF  COUNSEL:
MICHAEL  A.  BICKFORD
THOMAS  J.  KENAN
ROLAND  TAGUE
BRADLEY  D.  AVEY

                                 March 21, 2002



Steven  C.  Duvall,  Assistant  Director
Division  of  Corporation  Finance
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.,  Mail  Stop  0404
Washington,  DC   20549-0404

ATTENTION  ANNE  McCONNELL

          Re:     Consortium  Service  Management  Group,  Inc.
                  Amendment  No.  2  to  Form  10-SB  and
                    subsequent  Exchange  Act  filings
                  Commission  File  No.  0-27359

                  Your  accounting  comments  letter  of  02-15-02

Dear  Mr.  Duvall:

     In response to your accounting comments letter of February 15, 2002 with regard to the referenced filings, please be advised as follows:

Form  10-SB/A#2
---------------

MD&A  -  Results  of  Operations,  page  13
-------------------------------------------

1. When I filed Amendment No. 2 to Form 10-SB, in my letter dated December 3, 2001 that set forth how the registrant had responded to your accounting comments set forth in your letter of April 5, 2000, I requested - in response to accounting comment number 7 and in accordance with Note 4 of Item 310 of Regulation S-B - that the Commission permit the omission of the 1996 and 1997 financial statements, earlier audited and reported on by its former auditor,

Steven C. Duvall                        2                         March 21, 2002


Jaak Olesk. Without thinking, I had the registrant state in the amended Form 10-SB that the financial statements for fiscal years 1996 and 1997 were not prepared in accordance with GAAP and have been omitted from this amended registration statement "with the permission of the Commission as being consistent with the protection of investors." I am embarrassed that I did not think this matter through, because the amended Form 10-SB - when filed - even though it had not cleared the Commission was still required to state the truth as of the filing date. I was anticipating that the Commission would grant the request in my letter. I assure you, I was not trying to mislead either the Commission or the public. I hope you will accept my apology. It did not occur to me that the Commission could neither grant nor deny my request but allow the deficient Form 10-SB not to be amended further due to the passage of time.

     The registrant is filing Amendment No. 3 to Form 10-SB in which the language quoted in the previous paragraph has been struck.

Form  10-KSB  for  the  year  ended  12-31-00

Statement  of  Cash  Flows  and  Statement  of  Operations
----------------------------------------------------------

2. The financial statements now include statements of cash flows and statements of operations for each of the two fiscal years preceding the date of the audited balance sheet.

Statement  of  Changes  in  Stockholders'  Equity
-------------------------------------------------

3.     The  financial  statements   now   include  statements   of  changes   in
stockholders' equity for each of the two years preceding the date of the audited balance sheet - not from inception.

     Note:     The  remaining  responses  to  your  comments were drafted by the registrant's  independent  accountant,  Gary  Skibicki.

Revenue  Recognition
--------------------

4. The revenue recognition policy of the registrant is accurate, because the registrant recognizes income of the foreign investee as earned in accordance with the equity accounting method. At the request of the Commission, the first sentence of the registrant's revenue recognition policy has been relocated to its "policy for equity in investments in unconsolidated companies." Other income is recognized when received in compliance with SAB 101, since four criteria must be met - one being collectibility being reasonably assured - before revenue is recognized. It has been the registrant's experience that collectibility is always doubtful. For example, in 2000 only $33,636 was collected. Long and uncertain collection time frames are the norm, and to recognize revenue on an accrual basis would contradict the letter and spirit of SAB 101. Page 18 of SAB 101 directs that revenue recognition generally involves some level of judgment, and it is the registrant's judgment that recognizing revenue in some other way would not be realistic.

Investments  in  Unconsolidated  Companies
------------------------------------------

5.     It  is  the  registrant's  belief  that  its  stated  policy  regarding

Steven C. Duvall                        3                         March 21, 2002


investments in unconsolidated companies, as explained in "the nature of operations," complies exactly with APB 18 in that entities in which the registrant has an equity interest of at least 20 percent are accounted for under the equity method. This has consistently been the registrant's stated policy, and it complies with APB 18, because - as explained under investments in unconsolidated companies - under the equity method income or loss from equity investees is included on the registrant's operating statement pro rata to ownership interest. Specifically, the investment in United Engineering Company ("UEC") was recorded at acquisition cost; the registrant's share of income pro rata increases the investment account with income and pro rata decreases the investment account if losses occur. When dividends are received by the investor, they decrease the investment account. Majority-owned companies where ownership exceeds 50 percent are accounted for as consolidated entities. The registrant revised its stated policy to specifically explain this under nature of operations.

     The registrant believes it complies with paragraph 19(h) of APB 18, because its share of the net assets of the investee equals the net investment account reported on the balance sheet. The investment account equals the book value of the assets of the Ukraine company minus its liabilities converted to U.S. dollars, using the exchange rate on the last day of the reporting period. The assets of the Ukraine company are those assets that would be recognized under U.S. GAAP reduced by the liabilities recognized by U.S. GAAP. The UEC investment account is a U.S. GAAP accounting of the original investment, increased or decreased by the pro rata share of income or loss and reduced by dividends paid, all of which are converted to U.S. dollars. The income that accrues to the registrant is based upon the average rate. Accordingly, the actual net investment asset account could differ at the end of the fiscal year or December 31. To reconcile this difference so the registrant's proportionate share of the assets agrees with the converted U.S. dollar net asset value at December 31, a foreign exchange gain or loss is calculated and accumulated separately as other comprehensive income. It is the registrant's determination that paragraph 19(h) of APB 18 indicates that a loss in the value of investments which is other than temporary should be recognized the same as a loss in value of other long-term assets, while foreign currency translations adjustments are reported as a separate component of equity in accordance with FAS 130. Companies that are majority owned are consolidated, and this statement was added under "Nature of Operations."

6. Provided supplementally is the accounting literature relied on by the registrant in deferring the $78,307 differential between the investment account and the net assets of UEC over ten years. Specifically, this was discussed with another CPA firm in Tulsa, and the enclosed GAAP Practice Guide - Example 3 - explains the process equalizing the investment account to the underlying equity in net assets of the investee when there is a difference. In addition, the differential is discussed in the CPA study guide as well as a multitude of textbooks regarding the amortization of the investment account when there is a difference between it and the underlying net assets of the investee. No professional guidance could be found directing the differential to be an immediate write-off.

Foreign  Operations
-------------------

7. Paragraph 13 of SFAS 52 states that if an entity's functional currency is a foreign currency, the currency translation adjustment that results from

Steven C. Duvall                        4                         March 21, 2002


translating that entity's financial statements into the reporting currency is not included in determining income but is reported separately and accumulated in a separate component of equity. The translation adjustments have not been included in net income but instead have been reported as a separate component of equity. We have revised the equity section of the balance sheet to show the accumulated adjustments in accordance with SFAS 52.

Loss  Per  Share
----------------

8. Provided supplementally is the first page of FAS 4 which directs that gains and losses occurring when debt is extinguished shall be aggregated and, if material, classified as an extraordinary item net of income taxes. The registrant's management considers this an extraordinary item. Although the amount is only $31,000, it is material to the registrant inasmuch as it represents almost as much as the annual revenue in the year being reported. It is recognized that $31,000 may not be material for most registrants, but including this as a separate or aggregated item in the aggregate operating loss reported by this registrant could give potential investors or stockholders the impression that this was an item of earned income.

Note  4  -  Investment  -  United  Engineering  Company
-------------------------------------------------------

9. Provided supplementally are the financial statements of UEC. They are difficult to understand. On the financial statements for the year ended January 1, 2001, the page reporting financial results shows a profit of 1,784,900 gryvna. One-third would be approximately 594,000 gryvna, whereas the registrant's financial statements report $101,816, which is not equivalent to 594,000 gryvna. The differences between U.S. GAAP and Ukraine principles can be demonstrated from this, because where the word "profit" appears in the UEC financial statements is equivalent to gross profit under U.S. GAAP, rather than net income. The word "profit" also appears on UEC's balance sheet, which is different from the above; so to determine net income by U.S. GAAP, an analysis as described in the following paragraph has to be made.

     Providing these financial statements to investors can only result in much confusion and misleading information. It is important to realize that to determine the proper U.S. GAAP profit requires virtually examining each asset and liability account at UEC's general accounting office and then converting each account to U.S. dollars at year-end for accounts that are considered assets and liabilities under U.S. GAAP. The changes in net equity from year to year in terms of U.S. dollars applied to U.S. GAAP assets and liabilities are reported as either the pro rata profit or loss on the registrant's financial statements and are a check figure when working with UEC's financial reports.

Note  5  -  Texas  Security  Commission
---------------------------------------

9. When the registrant's audit was completed, the amount of membership interest to be rescinded in 2001 was not known. All ten investors were contacted regarding rescission with a potential capital decrease of $206,000. Two of the eight investors - representing a total of $20,000 - accepted the rescission while the other eight investors affirmed the investment. Accordingly, the capital structure regarding the Texas offer and rescission is

Steven C. Duvall                        5                         March 21, 2002


considered final. The capital repayments to the two investors were made, with interest, on June 15, 2001. Since the other eight investors declined the offer of rescission and affirmed the investment, the matter is considered closed.

Forms  10-QSB  for  the quarterly periods ended March 31, June 30, and September
--------------------------------------------------------------------------------
30,  2001
---------

11. Compensation expense was determined by the fair market value of the services provided and equating that with the per share price quoted on the pink sheets. This resulted in added compensation expense and additions to paid-in capital.

12. Notes 1 and 3 to the financial statements of the Form 10-QSB for 09-30-01 have been, respectively, amended and added.


     If you have any questions that might be properly handled by conversing with the undersigned, please do so at my telephone number 405-235-2575, fax number
405-232-8384,  or  e-mail  at  kenan@ftpslaw.com.

                              Sincerely,

                              /s/Thomas  J.  Kenan
                              ------------------------------
                              Thomas  J.  Kenan
                              e-mail:  kenan@ftpslaw.com

Enclosures

cc:     Donald  S.  Robbins
        Gordon  Allison
        Gary  Skibicki,  C.P.A.

                    U. S. Securities and Exchange Commission
                            Washington, D. C. 20549


                          AMENDMENT NO. 4 TO FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934




                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                 (Name of Small Business Issuer in its charter)


              Texas                                           74-2653437
-------------------------------                          -----------------------
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                          Identification  Number)


                  500 North Shoreline Drive, Suite 701 North,
                            Corpus Christi, TX 78471
                  -------------------------------------------
                    (Address of principal executive offices)

                                  512-887-7546
                          ---------------------------
                          (Issuer's Telephone Number)


Securities  to  be  registered  under  Section  12(b)  of  the  Act:

   Title of each class                            Name of each exchange on which
   to be so registered                            each class is to be registered

         None

Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                         Common Stock, $0.001 par value
                        Preferred Stock, $0.001 par value
                        ---------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Preliminary  Statement                                                       1

Description  of  Business                                                    1
     Business  Development                                                   1
     Business  of  the  Company                                              5
          Live  Tissue  Bonding  Equipment                                   5
          Anaerobic  Farm-waste  Disposal  Equipment                         6
          Carbon  Dioxide  Separator                                         8
          Raw  Materials,  Supplies  and  Manufacturing                      9
          Distribution  Methods                                             10
          Competition                                                       10
               Live  tissue  bonding  equipment                             10
               Anaerobic  farm-waste  disposal  plants                      10
               CO2  Separator                                               10
          Patents,  Trademarks  and  Licenses                               10
          Government  Approval  and  Regulations                            11
          Year  2000  Computer  Problems                                    11
          Research  and  Development                                        12
          Cost  of  Compliance  with  Environmental  Laws                   12
          Seasonality                                                       12
          Employees                                                         12

Management's  Discussion  and  Analysis  of  Financial
     Condition  and  Results  of  Operations                                12

     Results  of  Operations                                                12
          Sales                                                             13
               Interim  results                                             13
          Selling,  General  and  Administrative  Expenses                  13
               Interim  results                                             14
          Net  Loss                                                         14
               Interim  results                                             14
          Liquidity  and  Outlook                                           14
               Interim  results                                             15
          Costs  of  Filing  Periodic  Reports                              15

Properties                                                                  16

Security  Ownership  of  Certain  Beneficial  Owners  and
     Management                                                             16
          Changes  in  Control                                              17

Directors,  Executive  Officers  and  Control  Persons                      17

Executive  Compensation                                                     19

Certain  Relationships  and  Related  Transactions                          19

Description  of  Securities                                                 19
     Common  Stock                                                          20
          Voting  Rights                                                    20

          Dividend  Rights                                                  20
          Liquidation  Rights                                               20
          Preemptive  Rights                                                20
          Registrar  and  Transfer  Agents                                  20
          Dissenters'  Rights                                               20
     Preferred  Stock                                                       20
          Series  A  Preferred  Stock                                       21

Market  for  Common  Stock  and  Related  Stockholder  Matters              21
     Holders                                                                22
     Dividends                                                              22

Legal  Proceedings                                                          22

Change  in  Accountants                                                     22

Recent  Sales  of  Unregistered  Securities                                 23

Indemnification  of  Directors  and  Officers                               24

Financial  Statements                                                       26

                              PRELIMINARY STATEMENT

     Consortium Service Management Group, Inc. is filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. Our common stock trades in the over-the-counter market and is quoted by NASD market makers on the OTC Bulletin Board. A recent rule change requires that all companies whose securities are approved for quotation on the OTC Bulletin Board must file periodic financial reports with governmental authorities such as the Securities and Exchange Commission. The effectiveness of this registration statement subjects the company to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

                            DESCRIPTION OF BUSINESS

Business  Development
---------------------

     We were incorporated on November 17, 1992 in the State of Texas. We conduct our business from our headquarters in Corpus Christi, Texas; from offices in Oklahoma City, Oklahoma; and from offices in Kiev, Ukraine. We first had revenues from operations in 1995.

     We believe we are unique in our business mission. We facilitate the transfer to the U.S. and other developed countries of technologies developed by the scientists and engineers of Ukraine.

     We have a formal relationship with several prestigious organizations in Ukraine. They have, as their stockholders or members, many of Ukraine's leading scientists, engineers and technicians. We formalized our relationship with them in February 1994 when we registered with the Ukraine Government a Ukraine company owned 50 percent by us and 50 percent by the Ukraine organizations.

     The Ukraine company's name is United Engineering Company. It is called a "joint stock company with a foreign investor." The foreign investor is us. United Engineering Company is authorized by Ukraine law, among other things, to perform classified and secret construction works related to the national security of Ukraine.

     The 50 percent of the stock of United Engineering Company owned by Ukraine organizations is owned by the following companies or organizations:

     - The State Property Fund of Ukraine. It owns all state enterprises and property of the state, and it is represented by:

     - Yuzhnoye (Southern) Machine Building Plant. This is a giant manufacturing complex located in Dniepropetrovsk. It built many of the missiles and nuclear missiles for the former Soviet Union. Today, it manufactures commercial satellites, farming tractors for export, trolley cars, and other heavy products.

     - Design Bureau "Yuzhnoye". This organization was established in 1954. It developed and turned over to the Ukraine Army several generations of missiles (specifically, SS-18 "Satan" satellite and the launch rockets "Cyclone" and "Zinet"), space carrier rockets, and artificial satellites. Design Bureau employs several thousand researchers and production engineers and is the leading enterprise in Ukraine for the development of rocket and other jet systems. It also is the leading enterprise for the elimination of launching sites in Ukraine. The Bureau also works on conversion projects, trolley busses, pumps for the oil industry, small-sized vehicles for cleaning city streets, and devices for manufacturing margarine, oils, etc. It is under the direction of Academician Stanislav Nikolayevich Konyukhov, who also is president of United Engineering Company.

     - Trust No. 5 for Special Construction Works. This organization believes itself to be the highest technical and most qualified engineering firm in the former Soviet Union. It was involved in building all of the former Soviet Union's nuclear and non-nuclear missile launching pads and silos, the Soviet space station, several chemical and oil industry plants and pipelines, and other installations requiring the highest technologies of the former Soviet Union.

     - E.O. Paton Institute of Electric Welding. This organization was founded in 1934 by the Academy of Sciences of the Ukraine S.S.R. It is headed today by Professor Boris Paton, the president of the Ukraine Academy of Sciences. It developed the collapsible, titanium-welded, building-structure technology that was used in the construction of the Soviet space station "MIRE." We believe the Paton Institute is one of the world's most prominent scientific institutions involved in metal casting and bonding ceramics, microwave bonding of metals and plastics, explosive welding and cutting, welding in space and underwater, electro metallurgy, protective coatings, and bridge building and coating. It employed at one time more than 5,000 scientists and engineers and employs today more than 200 engineers and executives. It has joint ventures with several multinational companies and governmental agencies including the U.S. Department of Energy and NASA.

     - Spivdruznist Business Association. This was formed by major defense enterprises to develop and implement methods of dismantling munitions and converting the metals and explosive by-products to commercially marketable products. It is composed of 6 large manufacturing facilities that developed and manufactured explosives, weapons and military equipment during the Cold War.

     - Pivdenexo, Ltd. This is a research, development and production-design "think tank."

     The above organizations, working with us as their equal partners in United Engineering Company, as well as other organizations in Ukraine look to us to fill two roles:

     - Inside Ukraine. When they negotiate with western nation enterprises expecting to do business in Ukraine, we bring to the negotiating table our experience in negotiating agreements with market-oriented enterprises.

     - Outside Ukraine. After we first identify technologies developed in Ukraine that appear to have promising commercial application, we introduce companies in the U.S. and in other developed countries to these technologies and attempt to negotiate technology transfer agreements between them and the Ukraine organizations.

     There are no specific funding arrangements required of the stockholders of United Engineering Company. Projects are funded on a case-by-case basis. An aggregate of $2,078,072 in costs have been contributed to projects by us and the Ukraine shareholders of United Engineering. Of this $2,078,072, we contributed $601,788 plus $692,563 in distributions to which we were entitled but chose to reinvest rather than to receive.

     We have recovered $218,176 of our share of the costs of United Engineering projects. We wrote off $323,612 of these costs because we do not expect to recover this amount of these costs within one year, even though we do expect to recover these funds over the next several years.

     The reasons we have reinvested $692,563 rather than receive these funds as distributions are that our Ukraine co-shareholders also made such reinvestments and that such reinvestments avoided United Engineering's borrowing funds from Ukraine banks at interest rates that ranged between 35 percent to 190 percent a year.

     Business in Ukraine is built on personal relationships and trust as well as dealing with people who have the authority to make a project work. In late 1992 and early 1993 we dealt with middle management people who had good ideas but could not make anything happen. We then developed personal relationships with partners such as the President of the Academy of Science, Yuzhnoye Machine Building, Yuzhnoye Design Bureau and the 43rd missile army. We were then able to reach the proper leaders and decision-makers to make our progress easier in working through the bureaucratic process.

     Ukraine requires a good deal of documentation for both the national and regional governments. We have found these problems are best solved by our Ukraine partners, who are accustomed to dealing with these issues and know how to work through the bureaucratic process.

     The economic laws in Ukraine change often, and our offices deal with the changing laws on a weekly basis. In Ukraine and throughout the former Soviet Union there is constant change in the economic conditions as well as high inflation. We have seen bank loan interest rates fluctuate from a high of 190 percent per annum to a low of 35 percent per annum. We and the Ukraine shareholders in United Engineering Company reinvest the majority of our profits to avoid paying these high loan rates.

     The local currency falling on the international currency markets has had a strong negative impact on our balance sheet. The exchange rate fell from 1.54 Hryvna to the dollar in 1997 to 5.5 Hryvna to the dollar in 1999.

     We have experienced hyperinflation during some years. This has been neutralized somewhat as a result of the UEC contracts being negotiated in U.S. dollars and UEC's having been able to take advantage of the exchange rate fluctuations. Once the U.S. funds are received by UEC and converted to Hryvna, the exchange rate works against us, as the amount of profit and dividends is adjusted to the December 31 currency exchange rate. The primary step taken to offset the currency exchange problem and inflation problem is for UEC to hold the U.S. currency as long as possible before converting to Hryvna. UEC has also invested in a number of inflation sensitive assets that it uses in day-to-day operations, such as ownership of its offices in Kiev, Dneipropetrovsk and Pervomyisk. Other difficulties such as language barrier and local customs have been solved by hiring quality Ukrainian, bi-lingual, English-speaking staff and training them to meet our standard and expectations of doing business.

     There are no restrictions related to our investment in United Engineering Company including restrictions on its ability to declare and record dividends.

     Inside Ukraine, we have assisted United Engineering Company in its negotiation of contracts for the dismantling of the Ukraine nuclear and non-nuclear missiles, silos, and related equipment. This dismantling is required by the treaty known as START and will be paid for by the U.S. and other western countries. The Ukraine members of UEC designed, built and commanded these missiles and silos, are logical organizations to dismantle them, and are expected to receive a substantial portion of the contracts to dismantle them.

     Since 1995 United Engineering Company has completed contracts with U.S. contractors for more than $6.0 million with respect to ICBM dismantlement in Ukraine and for more than DM4.7 million in contracts with the German Government and German contractors for new methods of dismantling ICBM silos.

     Outside Ukraine, we have identified several promising Ukraine-developed technologies. We have been both successful and unsuccessful in negotiating technology transfer agreements between United Engineering Company or one of its constituent Ukraine organizations and companies in the U.S. We have successfully negotiated technology transfer agreements for the projects set forth below.

Business  of  the  Company
--------------------------

     Live Tissue Bonding Equipment. The E.O. Paton Electric Welding Institute of Kiev, Ukraine developed equipment that bonds blood vessels and soft tissues in substantially less time than other technologies take and apparently leaves no or minimal trace scar tissues after a lapse of six to seven months.

     The equipment bonds the soft biological tissue with a special miniature surgical tool. No glues, sutures, staples or other foreign matter are used. The process is best described as a welding process. The scar tissue is either minimal or non-existent. Tests conducted in Louisville, Kentucky by U.S. surgeons on rabbits' stomachs resulted in scar tissue only forty microns wide six months after surgery. It appears that the Ukraine scientists have developed a superior, all-purpose, seamless method of bonding soft biological tissues, which method is characterized by simple manipulation applicable to different surgical operations and the fast restoration of tissues without the formation of coarse scars. Apparently there is no need for prolonged special training of surgeons and surgical personnel.

     The Ukraine prototype for the equipment was successfully demonstrated to physicians and surgeons in the U.S. in June 1996 on the blood vessels, nerves and stomachs of rats and rabbits. Additional, subsequent demonstrations on animals were performed in Ukraine by Ukraine surgeons with U.S. surgeons in attendance. In 1998 the U.S. surgeons performed successful tests on animals in Louisville, Kentucky. Testing on humans in Ukraine began in mid-year 1998. One patient had a blood vessel welded, and the other patient had a torn uterus repaired using minimally invasive surgery tools. According to the Ukraine doctors, both patients recovered in the normal amount of healing time without side effects.

     U.S. and international patent applications on the process were filed in February 1999, but no patents have been issued. The exclusive world rights have been assigned to us, and we will own the patent rights during the duration of the patents should they be issued.

     We have submitted no applications, requests or testing results to the Federal Drug Administration. We have not marketed the bonding equipment in the Ukraine or any other non-U.S. country and have no plans at this time to do this. Our plans for 2000 are to manufacture prototypes only in Ukraine and to set up fully controlled clinical trials in Ukraine for comprehensive human testing. We expect to begin this clinical work in May 2000. We will need approximately $260,000 for this work in Ukraine over the next eight months. We are currently negotiating with a group of private investors who are familiar with our company for these funds.

     We estimate that in excess of $1.5 million have been expended in developing the project and that $1.5 million of additional funds must be expended to bring this product to market. We estimate that the first surgical equipment will be manufactured in the U.S. in 2001.

     This project is still in the development stage, even though the Ukrainians have created a finished product in their special miniature surgical tool. Improvements in the tool are possible, and testing on live tissue of humans to U.S. testing standards is required. Approval of the process and equipment by the Federal Drug Administration is required.

     Anaerobic Farm-Waste Disposal Equipment. We are marketing a closed system, no lagoon, anaerobic plant that:

     -    processes  farm-animal  waste  into  a  high grade organic fertilizer,

     -    captures  the  methane  gas  for  commercial  use,

     -    reduces  the  odor,  and

     -    prevents  all  runoff  and  contamination  of  the  environment.

     This processing plant was developed in Ukraine before the breakup of the Soviet Union. The developer is a more-than-100-year-old Ukraine joint stock company that is the Ukraine's largest enterprise that manufactures equipment for the petroleum and chemical industries. The company's name is Sumy Frunze Machine-Building Science-and-Production Association, called herein "Frunze." We have obtained the exclusive, worldwide rights to market Frunze's anaerobic farm-waste disposal plant.

     Frunze developed the processing plant to solve the above-mentioned problems that were associated with a 3,000-head swine farm located in the center of a city of 400,000 people. The plant has operated successfully for more than twelve years.

     This technology was patented in 1991 in U.S.S.R. Patent applications have not been filed in the U.S. Frunze has assigned to us the worldwide rights to market, distribute, license and service products covered by the U.S.S.R. patents and any upgrades of the 17-year-duration patents. This assignment extends until June 4, 2019 but will become non-exclusive if, after the first plant is installed and fully operational in the U.S., we fail to place orders annually for at least $1 million in plant and equipment to be manufactured in Ukraine. We are required to pay royalties equal to five percent of the costs of all equipment manufactured in Ukraine.

     Under our license agreement with United Engineering Company and the Ukraine inventor, Ivan Semenenko, the Ukrainians are

     - to design each anaerobic farm-waste disposal facility after visiting the site where it is to be placed,

     - to construct all of the facility in Ukraine except for the electric motors, generators, tanks and computer controls,

     - to oversee the installation and startup of the facility at each project site, and

     -    to  provide  equipment  warranties  acceptable  to  us.

     Our  obligations  are

     -    to  obtain  contracts  for  the  installation  of  the  facilities,

     - to pay the expenses of the Ukrainians' visits to the U.S. or other countries in the performance of their obligations under the license,

     - to pay for and arrange for the delivery to the facility sites of all equipment not manufactured in Ukraine, and to act as a liaison between the Ukrainians and persons in the countries where facilities are to be installed.

     United Engineering Company coordinates our relations with Frunze, the manufacturer, in Ukraine. The plants will be custom designed for each user. The major portion of each plant will be manufactured initially, at least, by Frunze in Ukraine. The electric motors, generators, tanks and computer controls will be obtained in the U.S. Approximately 70% of the cost of a plant will be for Ukraine-manufactured parts at a cost far less than could be obtained in the U.S.

     We are attempting to market this technology ourselves in Oklahoma and in other states. We are negotiating contracts now. We expect contracts to be executed during the fourth fiscal quarter of 2000.

     We believe a considerable market exists for the plant, should it be accepted by the industry. At the end of 1997 there were 1,520 U.S. swine farms with 5,000 head or more.

     The cost of a Farm Waste Anaerobic Plant can be recovered by the farmer or producer over time from:

     -    organic  fertilizer  sales,

     - methane gas converted to electricity used on the farm and sold commercially,

     -    elimination  of  waste  lagoon  expense,  and

     -    reduction  of  other  operating  costs.

     Of major public relations importance is the near total elimination of foul odors. The only exposure of the animal waste to the atmosphere is the one-day-or-less period that elapses before it is hosed or scraped to the pump site for transportation to the closed storage tanks or directly to the processing plant. Little decomposition and emission of gases occur during this initial period.

     Of  major  health  importance  are:

     - the elimination of the volatile organic acids, which are consumed by the gas-producing bacteria,

     -    the  elimination  of  surface  and  ground  water  contamination,  and

     -    the  dramatic  reduction   of   pathogen  populations  in  the  heated
          digesters.

     We have met resistance from swine and dairy farmers, in our efforts to sell our Farm Waste Anaerobic Plant, due to the long period of time required for small farms to recover the costs of the plant and due to falling milk prices. We had two contracts to lease plants to dairy farms near Twin Falls, Idaho, but both farms cancelled the contracts and forfeited $10,000 each for the engineering and design services we had performed, all due to fallen milk prices.

     Carbon Dioxide Separator. We own the exclusive and perpetual world rights to service, license and market certain unpatented equipment manufactured in Ukraine that separates carbon dioxide and other impurities from the gas produced in landfills. The equipment converts the remaining gas to a cleaner, 98-percent pure methane gas for use in internal combustion engines or for sale to natural gas companies. This equipment was developed for us by the Institute of Gas, Ukraine National Academy of Sciences and will be manufactured for us only by Sumy Frunze in Sumy, Ukraine. We are now marketing this equipment.

     The manufacturing costs of our CO2 separator plants are substantially lower than the costs of competitive units. We have executed a joint venture agreement with Resource Technology Corporation of Chicago, Illinois, to exploit this technology. Our first plant will be placed on a landfill in Mount Vernon, Alabama. The plant will be manufactured in Ukraine. The landfill operator will provide all other equipment needed as well as the operations. Our agreement with Resource Technology Corporation requires us to provide the plant and bring it to the U.S. We require approximately $600,000 to fulfill our obligations under the agreement. Resource Technology Corporation will contribute cash, all necessary government approvals, all piping, tanks and other auxiliary equipment, the cost of which is estimated to be approximately $1,200,000. Revenue from the plant will be shared 65 percent for Resource Technology Corporation and 35 percent for us until payout of costs, at which time revenue will be shared equally. We are attempting to sell a 40-percent interest in our share of this matter for the $600,000 amount of our obligations. The consent of Resource Technology must be obtained for such a sale, which consent "may not be unreasonably withheld."

     Our equipment is now ready to be fabricated in Ukraine, and we will be obligated by November 2000 to make final payment for it and pay the shipping and installation costs. Should we not be able to sell a 40 percent interest in our interest in the joint venture, we believe we can obtain the funds required of us from shareholders of our company who have provided us funds in the past. Resource Technology is working on obtaining the necessary government approvals and expects to obtain them soon. We expect to receive our first revenues from this project during the first quarter of 2001.

     Raw  Materials,  Supplies  and  Manufacturing
     ---------------------------------------------

     No  manufacturer  has  been  selected  for  the  tissue  bonding equipment.

     The anaerobic plants will be manufactured in Ukraine by United Engineering Company at a cost far less than what it would cost in the U.S.

     The carbon dioxide separator plants will be manufactured in Kiev, Ukraine by the International Welding Association, again at a cost far less than what it would cost in the U.S.

     Distribution  Methods
     ---------------------

     We propose to negotiate with a medical equipment manufacturing company to market and distribute the live tissue bonding equipment once Federal Drug Administration approval is obtained. We have no specific manufacturing company to do this at this time.

     We have organized a majority-owned subsidiary, Anaerobic Farm Waste, Inc., to own and lease the anaerobic farm waste disposal equipment. The officers of our company are also the principal officers of the subsidiary company.

     We are marketing our CO2 separator equipment through the joint venture with Resource Technology Corporation.

     Competition
     -----------

          Live tissue bonding equipment. We have the only equipment in the world that bonds live tissues with little or no scarring. We are in competition only with older surgical methods of closing tissue openings.

          Anaerobic farm waste disposal plants. There are ten companies that offer various types of anaerobic systems in the U.S. None of these systems processes the manure and water to the extent of the Ukraine-made plant. Further, the costs of design, development, fabrication and construction are higher by multiples in the U.S. than in Ukraine, where high-caliber scientists and engineers are readily available. The plant now in operation in Ukraine is the product of years of experience in designing and building various types of anaerobic plants. The design now in operation has been the most effective and economical for anaerobically processing animal wastes.

          CO2 Separator. Numerous companies make CO2 separators in the U.S. but we believe none can compete with the quality of our separators or with our price. Their prices are multiples of ours. Their separators produce no better than 75 to 90 percent pure methane; ours produce 98-percent pure methane.

     Patents,  Trademarks  and  Licenses
     -----------------------------------

     The live tissue bonding equipment is the subject of patents and patent applications filed by the Ukraine inventor in the Ukraine, the U.S., and other countries. The patents and the patent applications for the U.S., the European Patent Convention, Australia, Canada and Japan have been assigned to us.

     The  anaerobic  farm-waste  disposal  equipment was patented in U.S.S.R. in

1991 but is not the subject of any patent application filed in the U.S. The CO2 separator equipment is not the subject of any existing patent; the technology has been known for more than 30 years.

     We have been assigned the exclusive world rights to license, manufacture, market, and distribute both the anaerobic farm waste disposal equipment and the CO2 separator equipment. We will pay a five percent royalty to the Ukrainians when the equipment is installed and fully operational based on the adjusted retail price of the equipment.

     Government  Approval  and  Regulations
     --------------------------------------

     The live tissue bonding equipment must obtain the approval of the Federal Drug Administration before it can be sold to be used on humans in the U.S. We are advised by the Louisville, Kentucky surgeons that their recent studies are very favorable, that they need additional experimentation for which they will apply for a short study grant from the FDA, and that with the grant they will proceed to early human studies.

     The anaerobic farm waste disposal plants and the CO2 separator plants require no governmental approval before being placed into use, but the results of their usage are subject to the oversight authority of the Environmental Protection Agency. Because we expect the results of their usage will enable cattle, swine and chicken farmers-producers and landfill operators to comply with EPA regulations, we believe the plants will be readily accepted in the U.S.

     Year  2000  Computer  Problems
     ------------------------------

     We believe we do not face material costs, problems or uncertainties about the year 2000 computer problem. This problem affects many companies and organizations and stems from the fact that many existing computer programs use only two digits to identify a year in the date field and do not consider the impact of the year 2000. We are newly organized and use off-the-shelf and easily replaceable software programs for our office work. We have yet to devise any software programs for our live tissue bonding, anaerobic farm-waste disposal or CO2 separator projects.

     The animal-waste anaerobic plants will not be installed until 2001, and the computer controls for the facilities will not be designed, ordered or installed until 2001. The CO2 separator plants also will not be delivered or installed before late 2000.

     The worst case scenario involving Year 2000 issues would be that United Engineering Company - the manufacturer of the anaerobic farm-waste disposal facilities, the company to be selected to manufacture the live tissue bonding tools, or Sumy Frunze of Sumy, Ukraine - the manufacturer of the CO2 separator plants - should experience significant Year 2000 problems that would delay the delivery of the equipment they are to manufacture. We have no contingency plan for dealing with such a matter; we will simply have to delay our operations until any such Year 2000 problems are solved at the manufacturers' level.

     We have been orally advised by the Ukraine manufacturers of our anaerobic farm waste plants and our CO2 separator plants that they are Year 2000 compliant. Should either of them not be Year 2000 compliant and should difficulties arise, we will have to delay our operations until they work out their problems.

     Research  and  Development
     --------------------------

     We  expend  no  funds  on  research  and  development.

     Cost  of  Compliance  with  Environmental  Laws
     -----------------------------------------------

     We have no direct costs in complying with environmental laws. Our anaerobic farm waste disposal plants are designed to dispose of farm waste in a manner that meets all environmental regulations. The same is true with regard to our CO2 separator plants. The users of this equipment have an environmental waste disposal problem caused by their other operations. Their cost of complying with environmental regulations is our share of the revenue produced from the installation and use of our equipment.

     Seasonality
     -----------

     There  is  no  seasonal  aspect  of  our  business.

     Employees
     ---------

     We employ three persons full time in the U.S. and two persons full time in Kiev, Ukraine.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto and is qualified entirely by the foregoing and by other more detailed financial information appearing elsewhere. See "Financial Statements."

Results  of  Operations
-----------------------

     The following results of operations refer only to operations during FY 1998. The financial statements filed earlier, on September 16, 1999, and February 23, 2000, for fiscal years 1996 and 1997 were not prepared in accordance with U.S. generally accepted accounting practices (U.S. GAAP) and have been omitted from this amended registration statement.

     Sales
     -----

     Our revenues of $9,933 in FY 1998 represent a refund of a deposit made with a Ukraine joint venture partner with regard to a soybean processing plant project that did not materialize. We did report $106,140 as our fifty percent interest in the income of an unconsolidated subsidiary, United Engineering
Company, a Ukraine company that represents a joint venture between us and several Ukraine entities. This income represents our share of the profits from the missile site conversion activities of United Engineering Company. However, this accrued, but not received, income was more than offset by a foreign currency loss of $290,309 and by our writing off as a loss $60,000 owed us by the Ukraine entity.

     Our activities in the U.S. consisted mainly of services we perform for the Louisville, Kentucky surgeons with respect to our live tissue bonding project. These services have been funded by Frantz Medical Research, Inc., represent research and development expenses of the funded project, and our receipts from this project are not taken into income.

          Interim results: First Nine Months of 1999. We had no revenue in the first nine months of and no revenue in the first nine months of 1998.

     Selling,  General  and  Administrative  Expenses
     ------------------------------------------------

     Our selling, general and administrative expenses were $541,699 during FY 1998. The major items of these expenses were -

     -    interest  expense  -  $134,000,

     -    loan  expenses  -  $191,983,

     -    consulting  services  -  $67,000,

     -    office  overhead  and  salaries  -  $48,000,

     -    travel  -  $10,000,  and

     -    accounting  -  $24,600.

     The activities which these expenses were intended to benefit were our anaerobic farm-waste disposal equipment project and our carbon dioxide separator project. These projects - both of which are based upon excellent Ukraine-developed equipment that can be manufactured in Ukraine, brought to the U.S. and installed at considerable savings to the employment of U.S. equipment of comparable or inferior quality - represent a substantial part of our business plan for the future.

          Interim results: First Nine Months of 1999. General and administrative expenses in the first nine months of 1999 were $133,781, or 6.3 times revenue, compared with general and administrative expenses of $186,456 during the first nine months of 1998. The reduction in general and administrative costs is due to lower foreign and domestic travel expenses, reduced day-to-day operating expenses, and lower officers' salaries.

     Net  Loss
     ---------

     In fiscal year 1998 we had a net loss from operations of $552,104, or $0.26 a share of common stock, before considering the $232,175 loss from our Ukraine joint venture company after taking into account its foreign currency loss of $290,309 and bad debt expense of $60,000, all of which resulted in a 1998 loss from continuing operations of $784,279 or $0.37 a share.

          Interim results: First Nine Months of 1999. Our operating losses were approximately the same both years - $151,798 the first nine months in 1999 and $148,958 the first nine months of 1998. But there was a significant shift in operations in 1999 - away from the funded tissue bonding project in 1998 to the anaerobic farm waste and CO2 separator projects.

          We suffered a net loss of $173,869 during the first nine months of 1999, an increase of almost six times the net loss of $29,152 during the same period of 1998. The reason: our shift away from a funded tissue bonding project to the anaerobic farm waste and CO2 separator projects.

     Liquidity  and  Outlook
     -----------------------

     We have never operated at a profit. We were able to stay in operation during 1998 only from the proceeds realized from loans of $288,750 made to us by our shareholders, from the sale of $30,000 of capital stock and from the issuance of $191,983 worth of stock in lieu of compensation owed to our officers, Donald S. Robbins and Gordon W. Allison. Management believes our prospects for financial liquidity depend upon the following:

     - obtaining contracts for the leasing of our anaerobic farm waste equipment;

     -    obtaining  contracts  for  the  joint  venturing of our CO2 separator;

     - the sale of capital stock in either our company or our subsidiary, Anaerobic Farm Waste, Inc.; and

     - loans to finance the purchase of anaerobic farm waste units and CO2 separators.

At  this time, we have not identified the sources for additional equity capital.

          Interim Results: First Nine Months of 1999. We manage to survive by selling stock to management and shareholders and by borrowing working capital from our shareholders in exchange for promissory notes. We are optimistic about the future, however, both short-term and long-term.

          Our anaerobic farm waste disposal equipment project is on track with the Ukrainian design experts having visited the farm in Idaho and having designed a plant to fit the needs of the farmer. We are in final negotiations with the farmer for plant purchase. Assuming the sale goes through, we estimate the installation will occur during the fourth quarter of 2000 and we will commence to receive revenue from the plant during the first quarter of 2001.

          We have completed a letter of intent to install one carbon dioxide separator plant in Alabama. We should negotiate and execute the contract during the first quarter of 2000. If so, we expect to manufacture and install the plant by the third quarter of 2000 with revenue commencing during that quarter.

     Costs  of  Filing  Periodic  Reports
     ------------------------------------

     The filing of this Form 10-SB registration statement subjects our company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report on the company's business, which must include audited financial statements; quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these reports. The services of the company's securities law attorney and the annual auditor's services must be paid for in cash. Should cash not be available to pay for these legal and auditor's services, we will have to borrow these needed funds from sources not yet identified.

                                   PROPERTIES

     We  lease  office  space  in  the  following  cities  as  follows:

                                Approximate     Monthly     Term  of
                                Square Feet     Rental        Lease
                                -----------     -------     ---------
     Corpus  Christi,  TX          1,000        $  500       08-31-2001
     Oklahoma  City,  OK             500        $  500     Month-to-Month
     Kiev,  Ukraine                  800        $1,200     Month-to-Month

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The table below sets forth, as of June 30, 2000, the number of shares of Common Stock of the company beneficially owned by each officer and director of the company, individually and as a group, and by each person known to the company to be the beneficial owner of more than five percent of the Common Stock.

                                           Number  of
                                           Shares  of
     Name  and  Address                   Common  Stock         Percent
     ------------------                   -------------         -------
     Esmeralda  G.  Robbins(1)(2)             250,000              8.6
     701  CCNB  North  Tower
     500  North  Shoreline
     Corpus  Christi,  TX  78471

     Donald  S.  Robbins(2)(3)(4)             250,000              8.6
     701  CCNB  North  Tower
     500  North  Shoreline
     Corpus  Christi,  TX  78471

     Gordon  W.  Allison(4)(5)                372,800             13.1
     P.  O.  Box  770304
     Oklahoma  City,  Oklahoma  73177

     James  Workman                            60,000              2.1
     1826  War  Eagle  Street
     North  Little  Rock,  AR  72116

     Officers  and  Directors                 932,800             32.3
     as  a  group  (4  persons)(4)
     _________________________

(1) These shares are held of record by the Esmeralda G. Robbins Family Limited Partnership.

(2)     Esmeralda  G.  Robbins  and  Donald  S.  Robbins  are  wife and husband.

(3) These shares are held of record by the Donald S. Robbins Family Limited Partnership.

(4) This does not include 75,669 shares of Series A Preferred Stock of the company, which shares are owned by Mr. Robbins (43,869 shares) and Mr. Allison (31,800 shares), each share of which Preferred Stock is entitled to receive an $0.80 annual dividend, payable quarterly, cumulative if not paid, has a face value of $10, is redeemable by the company out of profits, and is preferred over the company's Common Stock in the event of the liquidation and dissolution of the company.

(5) This stock is held of record by Electronic Data Service, Inc., an Oklahoma corporation, of which Mr. Allison is an officer, director and 100 percent beneficial shareholder.

Changes  in  Control
--------------------

     There are no arrangements which may result in a change in control of the company.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

     The company's directors, officers and significant employees occupying executive officer positions, their ages as of June 30, 2000, the directors' terms of office and the period each director has served are set forth in the following table:

                                                                      Director's
                                                           Director     Term
      Person                 Positions and Offices          Since      Expires
-------------------------    -------------------------     --------   ----------
Esmeralda G. Robbins, 55     Chairman  of  the  Board        1992         2001
                             of  Directors

Donald  S.  Robbins,  56     President,  Chief               1992          2001
                             Executive  Officer  and
                             Director

Gordon  W.  Allison,  73     Executive  Vice  Presi-         1992          2001
                             dent,  Chief  Financial
                             Officer,  Secretary  and
                             Director

James  Workman,  72          Director                        1998          2001

     Esmeralda G. Robbins. From 1979 to 1993 Mrs. Robbins worked as Product Consultant and Salon Coordinator for Corpus Christi Beauty Supply, a family owned business that covered a 500-mile radius. Mrs. Robbins consulted boutiques, beauty, and barber salons providing the equipment and products necessary for them to start a new salon. Working with furniture manufacturers and product technicians she also coordinated large-scale seminars to introduce shop owners and their employees to new products and ideas to improve and update their services. Mrs. Robbins would also oversee the day-to-day operations of the business along with other family members. In 1993 the business was closed due to the declining health of elder family members. Mrs. Robbins is an original founder of Consortium Service Management Group and has been its Chairman of the Board since 1992. She has worked full time for the company since 1993.

     Donald S. Robbins. Mr. Robbins commenced his business career by working from 1969 until 1979 with several life insurance companies in the area of estate and retirement planning. From 1979 until 1983 he was associated with the financial planning division of E.F. Hutton, Hutton Financial Services. From 1983 until 1988 he was associated with Prudential Bache Securities as a vice president for investments and financial planning. From 1988 until 1995 he was affiliated with the broker-dealer firm Royal Alliance Associates, Inc. From 1983 until 1985 he has been a guest speaker at numerous investor meetings, continuing medical education meetings, medical society meetings and broker seminars. Mr. Robbins was one of the founders of Consortium Service Management Group in 1992 and has been employed full time by the company since 1992. He is the person who has negotiated for the company with respect to the marketing and licensing agreements of the company and the person who negotiated with the various organizations in Ukraine that, together with the company, founded United Engineering Joint Stock Company. Mr. Robbins oversees the company's operations offices in Ukraine and devotes full time to the affairs of the company.

     Gordon W. Allison. Mr. Allison has 35 years experience in the insurance industry and 28 years experience as a corporate officer and a chief executive of several companies. From 1972 through 1987 he was the chief executive officer of American Trustee Life Corporation and affiliated insurance companies in Minnesota, Arizona, and Nebraska. From 1982 through 1991 he was the partnership manager of Cross Timbers Ranch Ltd., a real estate development and ranching operation specializing in tax-sheltered cattle maintenance. In 1988 he retired from the insurance industry as an officer and director of companies but remained in sales and financial planning. From 1988 until 1991 he served as a director of Advantage Marketing System, a public company. In 1982 he was the elected president of the Association of Oklahoma Life Insurance Companies. He has been a bank director and a community and church leader in Oklahoma City for more than 30 years. He is one of the founders of Consortium Service Management Group in 1992 and has been employed full time by the company since 1992. He is responsible for its operations in the U.S., particularly during periods when Mr. Robbins is in Ukraine.

     James Workman. An agriculture entrepreneur and expert, James Workman has spent his entire working life in agriculture projects. For 35 years he has operated and owned several thousand acres of farming. He retired in 1993 and sold his 26,000-acre farming operation in Mississippi specializing in soy beans, rice, cotton, corn and wheat. Prior to moving to Mississippi, James Workman had operated a 10,000-acre farm operation in Arkansas for a German company farming rice, cotton, corn and soy beans. He specialized in land clearing, land precision leveling, drainage and irrigation for the German company. Mr. Workman has worked part time with Consortium Service Management Group since January 1993.

                             EXECUTIVE COMPENSATION

     Set forth below is the aggregate compensation during fiscal years 1996, 1997 and 1998 of the chief executive officer of the company. During the period, no executive officer of the company received compensation that exceeded $100,000.

                              Fiscal          Annual          Other
          Name                 Year           Salary       Compensation
     --------------------     ------          -------      ------------
     Donald  S.  Robbins,      1998           $48,000          None
     President
                               1997           $32,900          None

                               1996           $33,100          None

     Set forth below is information concerning individual grants of stock options made during fiscal year 1998 to the officers of the company:

                       No. of Shares of   No. of Total
                         Common  Stock   Options Granted
                           Underlying    to All Employees   Exercise  Expiration
  Name of Officer       Options Granted   in Fiscal Year      Price      Date
  ---------------      ----------------   ---------------   --------  ----------
Donald  S.  Robbins         425,000          850,000        $0.16(1)     2004
Gordon  W.  Allison         425,000          850,000        $0.16(1)     2004
____________________

(1) The exercise price is the same as the closing bid price for the common stock on the day the options were granted.

     Directors of the company receive no compensation for their services as directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no transactions during the past two years, or proposed transactions, to which our company was or is to be a party, in which any director, executive officer, nominee for election as a director, a holder of more than five percent of our voting stock or any member of their immediate family had or is to have a direct or indirect material interest.

     Our company's "parents" may be deemed to be Esmeralda G. Robbins, Donald S. Robbins and Gordon W. Allison by reason of their positions as officers and directors of the company and their stock ownership as reflected in the tables above.

                            DESCRIPTION OF SECURITIES

     The company is authorized to issue 40 million shares of Common Stock, $0.001 par value and 10 million shares of Preferred Stock, $0.001 par value. The presently outstanding shares of Common Stock and Preferred Stock are fully paid and nonassessable.

Common  Stock
-------------

     Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors.

     Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds of the company legally available therefor.

     Liquidation Rights. Upon any liquidation, dissolution or winding up of the company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders after distributions are made to the holders of the company's Preferred Stock.

     Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

     Registrar and Transfer Agent. The company's registrar and transfer agent is Securities Transfer Corporation of Dallas, Texas.

     Dissenters' Rights. Under current Texas law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the company's certificate of incorporation.

Preferred  Stock
----------------

     The company is also authorized to issue 10 million shares of Preferred Stock, $0.001 par value.

     The Preferred Stock or any series thereof shall have such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the manner in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

     Series A Preferred Stock. The board of directors, by resolution, designated a Series A Preferred Stock, consisting of 75,669 shares, each with a face value of $10, each entitled to receive an $0.80 annual dividend, payable quarterly from earnings, cumulative if earned but not paid, and preferred over the Common Stock in the event of the liquidation and dissolution of the company.

     All 75,669 shares of the company's authorized Series A Preferred Stock have been issued, 43,869 to Donald S. Robbins, president, chief executive officer and director of the company, and 31,800 shares to Gordon W. Allison, executive vice president, chief financial officer, secretary and a director of the company.

            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     The company's Common Stock was but is no longer quoted on the OTC Bulletin Board. Its symbol was "CTUM" until October 1999 at which time the symbol was changed to "CTUME.OB." The symbol change reflected the fact that the OTC Bulletin Board would remove the company's stock from its system on November 4, 1999 unless, prior to such date, the company should have entered the financial statements reporting system of the Securities and Exchange Commission. On November 4, 1999 our stock was removed from the Bulletin Board.

     We filed a registration statement with the Commission that became effective November 15, 1999. At such time as the Commission's staff has reviewed the statement and we have amended the statement to satisfy any comments of the Commission's staff, we will become eligible again to have our common stock quoted on the OTC Bulletin Board. Until such date when we have amended our registration statement to satisfy any comments of the Commission's staff, we anticipate that our common stock will be quoted in the Pink Sheets of the National Quotation Bureau.

     It first traded on April 21, 1998. The range of high and low bid information for our Common Stock is set forth below. The source of this information is the OTC Bulletin Board. The quotations reflect inter-dealer prices without markup, markdown or commissions and may not represent actual transactions.

                                    High              Low
                                    ----              ---
     1998
     ----
          2nd  Qtr.                 2                1.125
          3rd  Qtr.                 1.3125           0.5
          4th  Qtr.                 0.2813           0.1500

     1999
     ----
          1st  Qtr.                 1.6875           0.1500
          2nd  Qtr.                 1.1875           0.5000
          3rd  Qtr.                 1.1250           0.5

     On June 30, 1999, there were 2,918,095 shares of Common Stock outstanding. There are 850,000 shares subject to outstanding options to purchase, or securities convertible into, such shares of stock.

Holders
-------

     As of June 30, 1999 there were approximately 84 holders of record of our Common Stock. Some 850,682 shares of Common Stock are held by numerous other shareholders in brokerage accounts under the record name of "Cede & Co."

Dividends
---------

     We have paid no dividends to our common stockholders and do not plan to pay dividends on our Common Stock in the foreseeable future. We currently intend to retain any earnings to finance future growth.

                                LEGAL PROCEEDINGS

     Neither the company nor our property is a party to any pending legal proceeding or any known proceeding that a governmental authority is contemplating.

                              CHANGE IN ACCOUNTANTS

     We changed our independent accountant after the 1997 fiscal year in an effort to achieve economies in the overhead of the company. The decision to change accountants was recommended by our board of directors. The change occurred in July 1999. The former independent accountant's report on the 1996 and 1997 fiscal years contained no adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles.

     At the time of the change of accountants in July 1999, there were no unresolved disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report. However, subsequent to the filing on September 16, 1999, of our Form 10-SB registration statement with the Commission, we received comments from the Commission's accounting staff with regard to the failure of both our former and our replacement independent accountants to apply U.S. generally accepted accounting principles to the 1996, 1997 and 1998 audits of our unconsolidated, Ukraine, fifty-percent-owned, joint-venture subsidiary, United Engineering Company.

     Our new independent accountant, Gary Skibicki, CPA, PC, made two separate trips to Ukraine and resolved this matter with regard to his 1998, 1999 and 2000 audits and his review of our interim financial statements.

     Our former independent accountant, Jaak Olesk, unfortunately, had discontinued the active practice of accounting and taken up the practice of law. He declined our request to revisit his 1996 and 1997 audit, stating that he was now practicing law and that while he did not disagree with the positions of the Commission, his earlier audits were "dated" and that he was unwilling to redo his work.

     The earlier-filed 1996 and 1997 audits of our company may have been misleading with regard to the results of our operations and our financial condition during those periods and have been eliminated from this registration statement in the belief that this is consistent with the protection of investors. The 1998 and all subsequent financial statements, including all references to the Ukraine activities of United Engineering Company, are prepared and presented in accordance with U.S. generally accepted accounting principles.

                    RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years our company sold the following securities without registering the securities under the Securities Act of 1933:

                               No. of
                               Common
                               Shares              Offering
           Date                 Sold                 Price
           ----                ------              --------
           1997                212,600             $186,950
           1998                174,515(1)            39,451
          4-6-99               586,862              582,612
                                                   --------
                                                   $809,013
---------------------------

(1) Of these shares, 12,965 shares were issued in June 1998 to Diversified Marketing Co. in exchange for financial public relations services valued at $3,000.

     The shares were sold pursuant to the exemption from registration provided by Regulation D, Rule 504. The securities were sold through the efforts of our officers and also through the NASD broker-dealer firm of Atlantic Pacific Financial, Inc. A commission of ten percent of the proceeds of sales was paid to Atlantic Pacific Financial, Inc. for sales made by it. No commissions were paid with respect to sales made by the officers of the company.

     With regard to the above Rule 504 public offering sales, we furnished each prospective investor with an offering memorandum that described our company and generally met the disclosure requirements of Form 1-A of the Securities and Exchange Commission.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Texas corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

     In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Texas law provides that they shall be indemnified against reasonable expenses, including attorney fees.

     A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

     Indemnification and payment of expenses provided by Texas law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Texas corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a result of such corporation law, the company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

There appears below the following financial statements of the company:

Independent  Auditors  Report  of  October  9,  2000                        F-1

Balance  Sheet  at  December  31,  1998                                     F-2

Statement  of  Operations  for  the  Year  Ended
     December  31,  1998                                                    F-4

Statement  of  Cash  Flows  for  the  Year  Ended
     December  31,  1998                                                    F-5

Statement  of  Changes  in  Stockholders'  Equity
     from  Inception  (November  19,  1992)
     to  December  31,  1998                                                F-6

Notes  to  Financial  Statements,  December  31,  1998                      F-8

Balance  Sheet  (unaudited)  at  September  30,  1999                      F-13

Statement  of  Operations  for  the  Nine  Months  Ended
     September  30,  1999  and  September  30,  1998                       F-15

Statement  of  Cash  Flows  for  the  Nine  Months  Ended
     September  30,  1999  and  September  30,  1998                       F-16

Notes  to  Interim  Financial  Statements,
     September  30,  1999                                                  F-17

                          INDEPENDENT AUDITORS REPORT
                          ---------------------------



To  the  Shareholders  and  Board  of  Directors
Consortium  Service  Management  Group,  Inc.


I have audited the accompanying balance sheet of Consortium Service Management Group, Inc. as of December 31, 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consortium Service Management Group, Inc. as of December 31, 1998, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                         /s/Gary  Skibicki

Oklahoma  City,  Oklahoma                Gary  Skibicki
October  9,  2000                        Certified  Public  Accountant

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                  BALANCE SHEET
                            as of December 31, 1998



                                     ASSETS
                                     ------

CURRENT  ASSETS
---------------
Cash                                                  $   50,179
Trade  Accounts  Receivable                               17,800
Note  Receivable                                             600
                                                      ----------
     Total  Current  Assets                                          $   68,579


FIXED  ASSETS
-------------

Furniture,  Fixtures  &  Equipment                        58,518
  Less:  Accum.  Depr.                                   (20,331)
                                                      ----------
       Total  Fixed  Assets                                              38,187


OTHER  ASSETS
-------------

Investment  -  United
               Engineering  Company                      198,870
Founders  Fund                                            73,843
                                                      ----------
       Total  Other  Assets                                             272,713
                                                                     ----------

       Total  Assets                                                 $  379,479
                                                                     ==========






    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            BALANCE SHEET (Continued)
                                December 31, 1998


                                  LIABILITIES

CURRENT  LIABILITIES
--------------------
Accounts  Payable                                     $   15,620
Taxes  Payable                                            13,355
Notes  Payable  to  Stockholders                         685,430
Interest  Payable                                         22,904
                                                      ----------

       Total  Current  Liabilities                                   $  737,309


STOCKHOLDERS  EQUITY
--------------------

Preferred  Stock,  $.001  Par                                 76
Value,  10000000  Shares
Authorized;  75669  Shares
Issued  and  Outstanding
at  December  31,  1998

Common  Stock  $.001  Par  Value,                          2,271
40000000  Shares  Authorized;
2271233  Shares  Issued  and  Outstanding
at  December  31,  1998

Additional  Paid  in  Capital                          1,453,561

Deficit  1/1/98                     $(1,029,459)
Current  Year  (Loss)                  (493,970)
Foreign  Exchange  Loss                (290,309)
Deficit  12/31/98                                     (1,813,738)
                                                      ----------

       Total  Stockholders  Equity                                     (357,830)
                                                                     ----------

       Total  Liabilities  and  Stockholders  Equity                 $  379,479
                                                                     ==========



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.

                            STATEMENT OF OPERATIONS

                      JANUARY 1, 1998 - DECEMBER 31, 1998

     Revenues                                                      9,933

     Cost  of  Goods  Sold                                             0

     Gross  Profit                                                 9,933

     General  and  Administrative  Expenses                      541,699

     Funded  R  &  D                                  268,996

     Cost  of  Funded  R  &  D                        239,334
                                                      -------

     Net  R  &  D  Cost                                          (20,338)

     Operating  Loss                                            (552,104)

     Interest  in  Income  of  Unconsolidated  Company           106,140

     Gain  on  Asset  Exchange                                    11,994

     Bad  Debt  Expense                                           60,000

     Foreign  Currency  Loss                                    (290,309)

     (Loss)  from  Continuing  Operations                       (784,279)

     Income  Taxes                                                     0

     Net  Loss                                                  (784,279)

     Net  Loss  Per  Share  of  Common  Stock                 $   (  .37)

     Weighted  Average  Common  Shares  Outstanding            2,111,261  Shares


Basic and diluted earnings per share are the same. The corporation is reporting a net loss for the reporting period and any potentially dilutive securities are antidilutive (reduce loss per share) and therefore not presented.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                   CONSORTIUM SERVICES MANAGEMENT GROUP, INC.
                            STATEMENT OF CASH FLOWS
                      JANUARY 1, 1998 - DECEMBER 31, 1998

CASH  FLOWS  FROM  OPERATING  ACTIVITIES:
-----------------------------------------
     Net  Loss                                       (784,279)
     Dividends  From  Investee                         2,666
     Depreciation                                      7,710
     Decrease  Accounts  Payable                     (10,292)
       and  Accrued  Expenses
     Foreign  Exchange  Loss                         290,309
     Equity  Income  From  Investee                 (106,140)
     Interest                                         95,225
     Compensation  for  Common  Stock                191,983
     Bad  Debt  Expense                               60,000
                                                    --------
     Net  Cash  Used  In  Operating  Activities     (252,818)

CASH  FLOWS  FROM  INVESTING  ACTIVITIES:
-----------------------------------------

     Purchase  Equipment                             (24,650)
     Increase  Note  Receivable                         (600)
                                                    --------
     Cash  Used  From  Investing  Activities         (25,250)

CASH  FLOWS  FROM  FINANCING  ACTIVITIES:
-----------------------------------------

     Increase  Shareholder  Loans                    288,750
     Increase  in  Stock  Issue                       30,000
                                                    --------
     Increase  Cash  From                            318,750
     Financing  Activities

     Net  Increase  in  Cash                          40,682
     Cash  at  Beginning  of  Period                   9,497
     Cash  at  End  of  Period                        50,179

     Non  Cash  Financing  Activities
     Shareholder  Note  Payable
     Added  to  Paid  in  Capital                      9,450





    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            FROM INCEPTION (NOVEMBER 19, 1992) TO DECEMBER 31, 1998

                               NO. PREFERRED    PAR     NO. COMMON    PAR     ADDITIONAL    ACCUMULATED
DESCRIPTION                       SHARES       VALUE    SHARES(ea)   VALUE  PAID IN CAPITAL   DEFICIT      TOTAL
------------------------------------------------------------------------------------------------------------------
Common Shares Issued for
Services  at  Inception                                 1,260,000   $1,260    $   49,140                 $  50,400
Nov.  19,  1992
Net Loss Year Ended 12/31/92                                                                   (23,882)    (23,882)
                                  ---------    -----    ---------   ------    ----------      --------   ---------
Balance December 31, 1992                               1,260,000   $1,260    $   49,140       (23,882)  $  26,518

Common Shares Issued for
Cash  During  1993                                        102,063      102       134,898                   135,000
Net  Loss  Year  Ended  12/31/93                                                              (119,408)   (119,408)
                                  ---------   ------    ---------   ------    ----------      --------   ---------
Balance December 31, 1993                               1,362,063    1,362       184,038      (143,290)     42,110

Common Shares Issued for
Cash  During  1994                                        320,848       32       543,182                   543,502
Common  Shares  Issued  for
Services During 1994                                      139,750      140        65,450                    65,590
Net  Loss  Year  Ended  12/31/94                                                              (348,402)   (348,402)
                                  ---------   -------   ---------   ------    ----------      --------   ---------

Balance December 31, 1994                               1,822,661    1,822       792,670      (491,692)    302,800

Common  Shares  Issued  for
Cash  During  1995                                         61,457       62        99,938                   100,000
Paid  In  Capital  for
Services  during  1995                                                            60,000                    60,000
Net  Loss  Year  Ended  12/31/95                                                              (315,280)   (315,280)
                                  ---------   -------   ---------   ------   -----------     ---------   ---------
Balance December 31, 1995                               1,884,118    1,884       952,608      (806,972)    147,520

Paid  In  Capital  for
Services  during  1996                                                            60,000                    60,000
Preferred  Shares  Issued  for
Services  on  April  11,  1996       73,958     $74                               14,958                    15,032
Preferred  Shares  Issued
For  Asset  on  April  11,  1996      1,711       2                                7,998                     8,000
Net  Loss  Year  Ended  12/31/96                                                              (190,813)   (190,813)
                                    -------     ---     ---------   ------   -----------     ---------   ---------
Balance  December  31,  1996         75,669      76     1,884,118    1,884     1,035,564      (997,785)     39,739

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            FROM INCEPTION (NOVEMBER 19, 1992) TO DECEMBER 31, 1998
                                  (Continued)


                               NO. PREFERRED    PAR     NO. COMMON    PAR     ADDITIONAL    ACCUMULATED
DESCRIPTION                       SHARES       VALUE    SHARES(ea)   VALUE  PAID IN CAPITAL   DEFICIT      TOTAL
------------------------------------------------------------------------------------------------------------------
Common Shares Issued for
Cash  During  1997                                        205,250      205       180,295                    180,500
Common  Shares  Issued  for
Services  During  1997                                      7,350        8         6,442                      6,450
Net  Loss  Year  Ended  12/31/97                                                                 (31,673)   (31,673)
                                     ------     ---     ---------   ------    ----------     -----------  ---------
Balance  December  31,  1997         75,669     $76     2,096,718   $2,097    $1,222,301     $(1,029,458) $ 195,016

Additional  Paid  In  Capital                                                     39,451                     39,451
Common  Shares  Issued  for
Services During 1998                                      174,515     174       $191,809                    191,983
Net  Loss  Year  Ended
12/31/98                                                                                     $  (784,279)  (784,279)
                                     ------     ---     ---------   -----     ----------     -----------  ---------
Balance  December  31,  1998         75,669     $76     2,271,233  $2,271     $1,453,561     $(1,813,738) $(357,830)

                    Consortium Service Management Group, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

                                     NOTE 1
                        SIGNIFICANT ACCOUNTING POLICIES

Nature  of  Operations

Consortium Service Management Group, Inc. (the "Company"), a Texas corporation, was incorporated on November 17, 1992. The planned operations of the Company are to develop business and investment opportunities in Eastern Europe, especially Ukraine. The Company is also engaged in the commercialization of advanced technologies, whereby the Company receives world licensing, marketing and distribution rights in exchange for technology, commercial development, marketing and distribution. The Company has successfully placed the live biological tissue bonding technology with a U.S. manufacturing company which has not received FDA approval and has contracted for two new medical technologies.

The live tissue bonding agreement exists with the L Group in Louisville, KY., where they provide funding to test, patent, market, manufacture, distribute and license tissue bonding technology. An additional agreement exists with International Association Welding in Kiev, Ukraine, which specifies funding that CSMG, Inc. provides to them. Specifically, the L Group pays CSMG, Inc. $5,000 per month to support an office in Ukraine and pay travel costs. The L Group also pays CSMG, Inc. $16,217 of which $15,187 is paid to International Association of Welding. The agreement with the L Group is dated April 24, 1996 and automatically renews annually unless terminated by the L Group.

CSMG entered into a three year agreement on October 21, 1997 with Paton, a Ukrainian Academy of Science Research Institute in Kiev, Ukraine, and International Association Welding also in Ukraine, to fund development of Medical procedures to remove kidney stones and dilate blood vessels for cardiovascular stints. The terms of this agreement are that CSMG will locate and arrange grants for Paton to develop and test these new technologies. In return Paton and International Association Welding agreed to assign CSMG exclusive rights for the USA and West European countries to patent, license, market, manufacture and distribute this technology sharing with CSMG on a 50/50 basis revenues these rights earn.

The Company does not internally separate financial information including results of operations by segments such as geographic areas, products, major customers or operating segments. With the major component of income being from United Engineering Company's earnings management considers it impractical to further segment financial information.



Cash  and  Cash  Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Revenue  Recognition

Income is recognized as earned by the foreign investee using the equity method of accounting. Other revenue and specifically revenue from the L Group is earned by contractual agreement and recognized when deposited. The terms of the contract are the L Group pays CSMG $5,000 per month to maintain an office in the Ukraine and pay travel costs. The L Group also pays CSMG $16,217 per month for research costs and each of these revenues are recognized when deposited into corporate bank accounts. At the beginning of 1998 the Company had a receivable of $60,000 which was charged against revenue in the current year which was also an exception to the general policy of recognizing revenue when received.

Furniture,  Fixtures  and  Equipment

Furniture, fixtures and equipment is stated at cost and is depreciated using the straight - line method over the estimated useful lives of the assets, primarily five years. Equipment with no continuing value is written off.

Investments  in  Unconsolidated  Companies

Investments in companies in which Consortium Service Management Group, Inc. has an equity interest of at least 20% but not more than 50% are accounted for under the equity method. Under this method, the Company records its share of income or losses as interest in income or losses of unconsolidated companies and increases or decreases the investment by the equivalent amount.


Foreign  Operations

Foreign currency transactions and financial statements are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the current exchange rate at the balance sheet date. Income Statement accounts have been translated using the average exchange rates during the year. The Company owns a 50% interest in United Engineering Company which was organized in and operates in the Ukraine. The average exchange rate used to record income was .41542 functional currency to U.S. dollars and the year end exchange rate used was .250 to value the United Engineering investment.

Loss  Per  Share

The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the period presented. As the effect would be antidilutive, warrants outstanding are not included in the computation. The Company had a net loss in 1998 of $784,279 and accordingly basic and diluted earnings per share are the same because any dilutive or potentially dilutive securities would be antidilutive.

Issuance  of  Shares  for  Services

Valuation of shares for services is based on the fair market value of services. During 1998 the Company issued 174,515 shares of common stock in exchange for management, marketing and research services. The cost of the services has been charged to operations, and additional paid in capital has been increased by $191,809, representing the excess of the cost of the services over the par value of the common stock issued.

Preferred  Stock

On December 28, 1995 the Company authorized the issuance of 75,669 shares of Series A preferred stock, 10.00 face amount, .001 Par which pays a cumulative dividend of net corporate profit equal to 8% of the face amount of the outstanding stock. If the Company does not realize any profits preferred stock dividends are not accruable. Such preferred Series A stock is preferred over all common stock in the event of corporate liquidation and dissolution to the extent of its unredeemed face amount.

Use  of  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting  Pronouncements  Adopted  in  1998

During 1997, the Financial Accounting Standards Board issued the following Statements of Financial Accounting Standards ("SFAS") effective for periods beginning after December 15, 1997 and adopted by the Company during 1998. Adoption of these Standards did not have a material effect on its financial position, results of operations or on disclosures within the financial statements.

(1) SFAS No. 130 - "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components.

(2) SFAS No. 131 - "Disclosures about Segments of an Enterprise and Related Information", established new standards for reporting information about operating segments in interim and annual financial statements.

Income  Taxes

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See
Note  3).

                                     NOTE 2
                BASIS OF PRESENTATION AND CONSIDERATIONS RELATED
                     TO CONTINUED EXISTENCE (GOING CONCERN)


The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of 784,279 for the year ended December 31, 1998 and this factor combined with prior year net losses, raises substantial doubt as to the Company's ability to obtain debt and/or equity financing and achieve profitable operations.

The Company's management intends to raise additional operating funds through equity and/or debt offerings and the sale of technologies. However, there can be no assurance management will be successful in its endeavors. The possible consequences of not obtaining additional funds either through equity offerings, debt offerings or sale of technologies is that there will not be sufficient money to fund the capital projects required to earn long term planned revenues of the company. A major component of planned future operations involves the construction of animal waste and disposal facilities for either sale and or lease and these undertakings are only possible from outside financing. The possible consequences of not obtaining additional financing are current and planned operations ceasing resulting in a liquidation of the Company.

                                     NOTE 3
                                  INCOME TAXES

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

Since the Company has not generated taxable income since inception, no provision for income taxes has been provided. At December 31, 1997 the net operating loss carryforward was $1,012,798 and at the end of 1998 the net operating loss carryforward was $1,265,642.

                                     NOTE 4
                              WARRANTS OUTSTANDING

In 1998, pursuant to an offering made in reliance upon an exemption from registration provided by Regulation D, Rule 504 of the Securities and Exchange Commission, the Company offered for sale 400,000 shares of common stock units (warrant shares) at $2.00 a share. Each unit consisted of one share of common stock and four warrants that were originally scheduled to expire June 30, 1998. These warrants were extended to April 6, 1999 at which time 42,500 were converted to 42,500 shares of common stock at $1.00 per share with the remaining warrants expiring. Additionally and also on April 6, 1999, the Company issued 177,400 common stock shares at $1.00 par for notes receivable with the stock certificates held by Company as collateral.

                                     NOTE 5
                    INVESTMENT - UNITED ENGINEERING COMPANY

At December 31, 1998 the Company was a 50% owner of United Engineering Company ("UEC"), a Ukraine - U.S. joint stock company registered under the laws of Ukraine. The other 50% of UEC's equity was owned by eight Ukraine organizations representing fourteen Ukraine organizations, three of which represent the State Property Fund of Ukraine. All UEC decisions require a 75% shareholder vote. UEC is a Ukraine joint stock company with foreign investment, the Company being the foreign investor, and holds a Ukraine license to perform classified and secret construction works relating to projects that are in the Ukraine national security sector. For the year ended December 31, 1998 UEC had revenues of $1,688,599 and a net income of $212,280. At December 31, 1998 UEC had $610,175 in assets and $64,750 in liabilities. For the year ended December 31, 1998 the Company had an interest of $106,140 in the income of UEC.

A portion of Investment - United Engineering Company is shown as Founders Fund. This represents a liquidation priority. In 1994 the company made its original investment in United Engineering Company which included contributing $73,843 in autos, equipment and furniture. The agreement between the company and UEC was that in the event of UEC liquidating $73,843 would be repaid in preference to all creditors. As an incentive to encourage foreign investment the Ukraine government has guaranteed repayment if upon liquidation UEC has insufficient funds to make the repayment.

                                     NOTE 6
                          NOTES PAYABLE TO STOCKHOLDERS

These notes consist of short-term (generally one year) unsecured notes with maturities at varying dates. Primarily, the interest rate is 11%. At year end interest payable was $22,904. During this first four months of 1999 $296,374 of notes were exchanged for common stock.

                                     NOTE 7
                                RETAINED EARNINGS

Retained earnings at the beginning of 1998 has been decreased by $180,000 for unpaid officer compensation for 1994, 1995 and 1996. Paid in capital has been increased by $180,000. The gross effect on net losses through 1996 is that cumulative losses are increased by $180,000 and (loss) per share for each of the three years is increased as follows:

                   Weighted  Average          Increased          Loss  Per
              Common  Shares  Outstanding        Loss              Share
              ---------------------------     ---------          ---------
1994                   1592362                   60000             (.04)
1995                   1853390                   60000             (.03)
1996                   1884118                   60000             (.03)

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                  BALANCE SHEET
                               September 30, 1999



                                     ASSETS
                                     -------

                                                                9/30/99
                                                                -------
Current  Assets
---------------
Cash                                                          $  (1,069)
Marketable  Securities
Accounts  Receivable  -  Alba                                    17,800
Notes  Receivable                                                   600
                                                              ---------
     Total  Current  Assets                                      17,331


Fixed  Assets
-------------
Furniture,  Fixtures,  Equipment                                 58,518
Less:  Accumulated  Depr.                                       (26,114)
                                                              ---------
     Total  Fixed  Assets                                        32,404


Other  Assets
-------------
Employee  Advance                                                30,565
Accounts  Receivable  -  Other                                    2,474
Investment  -  United Engineering  Co.  Inc.                    168,392
Founders  Fund                                                   73,843
                                                              ---------

     Total  Other  Assets                                       275,274
                                                              ---------

     Total  Assets                                            $ 325,009
                                                              =========




                  The accompanying notes are an integral part
                          of these financial statements

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            BALANCE SHEET (Continued)
                               September 30, 1999




                                  LIABILITIES
                                  -----------

                                                               9/30/99
                                                               -------
Current  Liabilities

Accounts  Payable                                             $    6,500
Taxes  Payable                                                    12,852
Notes  Payable  To  Stockholders                                 406,797
Interest  Payable                                                 22,904
Other  Current  Liabilities                                       31,000
                                                              ----------
     Total  Current  Liabilities                              $  480,053


                              STOCKHOLDERS' EQUITY
                              --------------------

Preferred  Stock  $.001  par  value,                          $       76
10,000,000  shares  authorized;
75,669  shares  issued  and  outstanding

Common  Stock  $.001  par  value,
40,000,000  shares  authorized;
2,271,233  shares  issued  and
outstanding  at  December  31,  1998  and
2,948,095  issued  and  outstanding
at  September  30,  1999                                           2,948

Additional  Paid  In  Capital                                  1,829,539

Deficit  Beginning  of  Period                                (1,813,738)
Current  Period  Loss                                           (138,734)
Foreign  Exchange  Loss                                          (35,135)
Deficit  End  of  Period                                      (1,987,607)

     Total  Stockholders  Equity                                (155,044)
                                                              ----------
     Total  Liabilities  and
     Stockholders  Equity                                     $  325,009
                                                              ==========



                  The accompanying notes are an integral part
                          of these financial statements

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            STATEMENT OF OPERATIONS

                           Quarter Ended   Quarter Ended   9 Months Ended   9 Months Ended
                           Sep. 30, 1999   Sep. 30, 1998   Sep. 30, 1999    Sep. 30, 1998
                           -------------   -------------   --------------   -------------
Revenues                             0               0                0                0

General  and
Administrative
Expenses                        33,425          84,223          133,781          186,456
  Funded  R  &  D                    0          79,542           21,217          209,556
Cost of Funded R & D             5,332          79,726           39,234          172,058
  Net  R  &  D  Cost             5,332             184           18,017          (37,498)
Operating  Loss                (38,757)        (84,407)        (151,798)        (148,958)
Interest  Income                     8                               17
Interest  in  Income
From  Unconsolidated
Companies                        4,349          39,935           13,047           119,806

Foreign  Currency  (Loss)      (11,711)                         (35,135)
                            ----------      ----------      -----------      ------------

Loss  From  Continuing
Operations                     (46,111)        (44,472)        (173,869)          (29,152)

Income  Taxes
Net  Loss                      (46,111)        (44,472)        (173,869)          (29,152)

Net  Loss  Per  Share
Common  Stock  -  Basic
and  Diluted                      (.02)           (.02)            (.06)             (.01)

Weighted  Average
Common  Shares
Outstanding                  2,948,095 SHS   2,271,233 SHS    2,776,070 SHS      2,271,233 SHS

   The accompanying notes are an integral part of these financial statements.

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                             9  Months  Ended   9  Months  Ended
                                             Sep.  30,  1999    Sep.  30,  1998
                                             ----------------   ----------------

Cash  Flows  From  Operating  Activities
----------------------------------------
Net  Loss                                         (173,869)           (29,152)
Equity  Income  From  Investees                    (13,047)          (119,806)
Increase  Other  Liabilities                        31,000
Increase  Other  Receivables                        (2,474)
Foreign  Currency  Exchange  Loss                   35,135
Decrease  Accounts  Payable                         (9,120)
Decrease  Payroll  Taxes  Payable                     (503)           (13,052)
Dividends  From  Investee                            8,390
Depreciation                                         5,783              5,783
                                                ----------         ----------
Net  Cash  Used  in  Operations                   (118,705)          (156,227)

Cash  Flows  From  Investing  Activities
----------------------------------------
Increase  Employee  Advances                       (30,565)           (39,533)
Increase  Notes  Receivable                                              (600)
Purchase  Equipment  &  Other
  Depreciable  Assets                                                 (24,650)
Purchase  Securities
                                                ----------         ----------
Net  Cash  Used  In  Investing                     (30,565)           (64,783)

Cash  Flows  From  Financing
----------------------------
Increase  In  Common  Stock                            677
Increase  In  Paid  In  Capital                    375,978
Increase  (Decrease)  in  Notes  Payable          (278,633)          228,750
                                                ----------         ---------
Net  Cash  From  Financing                          98,022           228,750

Net  Increase  (Decrease)  In Cash                 (51,248)            7,740
Cash  Beginning  of  Period                         50,179             9,497
Cash  End of Period                                 (1,069)           17,237


     The accompanying notes are an integral part of these interim financial statements

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS



                                     NOTE 1
                              BASIS OF PRESENTATION

The accompanying unaudited unconsolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the annual financial statements and footnotes thereto for the year ended December 31, 1998.



                                     NOTE 2
                                  GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net loss of $(173,869) for the nine months ended September 30, 1999 and when combined with prior year net losses, raises substantial doubt as to the Company's ability to obtain debt and/or equity financing and achieve profitable operations.

The Company's management intends to raise additional operating funds through equity and/or debt offerings and the sale of technologies. However, there can be no assurance management will be successful in its endeavors. The possible consequences of not obtaining additional funds either through equity offerings, debt offerings or sale of technologies is that there will not be sufficient money to fund the capital projects required to earn long term planned revenues of the company.

                                    EXHIBITS

Index  to  Exhibits

       Exhibit  No.                      Description
       ------------                      -----------

           3          -     Amended  and  Restated  Articles of Incorporation of
                            Consortium  Service  Management  Group,  Inc.*

           3.1        -     Bylaws  of  Consortium  Service  Management   Group,
                            Inc.*

          10          -     Founders'  Agreement of United Engineering Company*

          10.1        -     Statutes  (Bylaws) of United Engineering Company*

          10.2        -     Agreement  of  April  24,  1996  between  Consortium
                            Service Management Group, Inc. and The L Group, Inc.
                            concerning tissue bonding technology* (rescinded  in
                            January  2000)

          10.3        -     Agreement  of  July  9,  1996   between   Consortium
                            Service  Management Group,  Inc.  and  International
                            Welding concerning tissue bonding  technology*

          10.4        -     Agreement  among   Consortium   Service   Management
                            Group,  Inc., United Engineering Company and Ivan V.
                            Semenenko, the inventor of the anaerobic farm waste technology*

          10.5        -     Agreement  of  June 9, 1998 among Consortium Service
                            Management  Group, Inc.,  The  Sumy  Frunze  Machine
                            Building  Science  and  Production Association,  and
                            United Engineering Company concerning the anaerobic farm waste technology*

          10.6        -     Agreement   between   Consortium  Service Management
                            Group,  Inc.  and  Western  Waste  Management,  Inc.
                            concerning the anaerobic farm waste  technology*

          10.7        -     Agreement  between   Consortium  Service  Management
                            Group,  Inc.  and   Aardema  Dairy  concerning   the
                            anaerobic farm waste technology*

          10.8        -     Agreement   between  Consortium  Service  Management
                            Group, Inc. and John and Ruth Beukers concerning the anaerobic farm waste technology*

          10.9        -     Agreement  of  December 1998  between  International
                            Welding Association of  Kiev, Ukraine and Consortium
                            Service Management Group, Inc. concerning the carbon dioxide separator technology*

          10.10       -     Operating   Agreement   of   June  14,  2001 between
                            Consortium  Service  Management   Group,  Inc.   and
                            Resource Technology Corporation***

          10.11       -     Contract   Agreement   Effective   August  14,  2000
                            between   Consortium   Service   Management   Group/
                            Anaerobic Farm Waste Co. and Rondeau Anaerobic***

          10.12       -     Contract    IAW-USA     002-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.***

          10.13       -     Contract    IAW-USA     003-PR-19.04.2000    between
                            International  Association  Welding, Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.***

          10.14       -     Contract    IAW-USA     004-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute  National Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.***

          10.15       -     Contract    IAW-USA     005-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.***

          10.16       -     Contract    IAW-USA     006-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.***

          10.17       -     Contract    IAW-USA     007-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute  National Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.***

          10.18       -     Contract    IAW-USA  008-PR   between  International
                            Association Welding,  Kiev, Ukraine  and  Consortium
                            Service Management Group, Inc.***

          16          -     Letter dated January 29, 2000 from Jaak (Jack) Olesk
                            to  Consortium Service  Management  Group,  Inc. Re:
                            Termination as Auditor**

          99          -     Ukraine  Ministry  of  Health,   State   Department,
                            Certificate  of  State  Registration  No.  1105-193


     *Previously  filed  with  Form  10-SB;  incorporated  herein.

     **Previously filed with Amendment No. 1 to Form 10-SB; incorporated herein.


    ***Previously filed with Amendment No. 2 to Form 10-SB; incorporated herein.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.


                                    By/s/Gordon W. Allison
Date:  March 20, 2002                 -----------------------------------------
                                      Gordon W. Allison, Vice President and
                                        Chief Financial Officer